February 27, 2014

Duc Dang, Special Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

> Re: **Request for Qualification for**
> **Fundrise 1539 7th Street NW, LLC**
> **Regulation A Offering Statement on Form 1-A (File No. 024-10360)**

Dear Ms. Gowetski:

Fundrise 1539 7th Street NW, LLC (the "Issuer") hereby respectfully requests acceleration of the qualification of the above-referenced Offering Statement to 2:00 p.m. Washington, D.C. time, on Friday, February 28, 2014, or as soon thereafter as possible. Please email or fax a copy of the written order from the Securities and Exchange Commission (the "Commission") verifying the qualified time and date of the Offering Statement to the undersigned, Attention: Benjamin Miller, email at ben@fundrise.com, facsimile at (202) 747-3982. Mr. Miller's direct line is (202) 584-0550.

On behalf of the Issuer, the undersigned acknowledges that the disclosure in the Offering Statement is the responsibility of the Issuer:

1. Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing of the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Issuer may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Robert Plesnarski of O'Melveny & Myers LLP at (202) 383-5149, (202) 383-5414 (facsimile) or rplesnarski@omm.com (email), or the undersigned at (202) 584-0550, (202) 747-3982 (facsimile), or ben@fundrise.com (email).

Very truly yours,

FUNDRISE 1539 7th STREET NW, LLC

By: Its Manager, Fundrise Manager 1539 7th Street NW, LLC



By: _____

Name: Benjamin S. Miller

Title: Manager of Fundrise Manager 1539 7th Street NW, LLC

cc: Daniel S. Miller
       Manager, Fundrise Manager 1539 7th Street NW, LLC

       Robert Plesnarski